SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33587; File No. 812-15041

Forum Funds, et al.

August 12, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act.

The requested order would permit certain registered open-end investment companies to acquire shares of certain registered open-end investment companies that are outside of the same group of investment companies as the acquiring investment companies, in excess of the limits in section 12(d)(1) of the Act.

Applicants: Forum Funds (the "Trust"), a Delaware statutory trust registered under the Act as an open-end investment company with multiple series; Absolute Investment Advisers LLC, a Massachusetts limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 (the "Initial Adviser,"), and Foreside Fund Services, LLC (the "Distributor"), a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act").

Filing Dates: The application was filed on June 17, 2019 and amended on July 26, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on September 6, 2019, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Stacy L. Fuller, Esq., K&L Gates LLP, 1601 K Street, NW, Washington, DC 20006; Zachary R. Tackett, Esq., Atlantic Fund Administration, LLC, Three Canal Plaza, Portland, ME 04101; and David Faherty, Esq., Absolute Investment Advisers LLC, 4 North Street, Suite 2, Hingham, MA 02043.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Kaitlin C. Bottock, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application

1.   Applicants request an order to permit (a) registered open-end management investment companies (the "Investing Funds") that are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Trust, to acquire shares in series of the

Trust (the "Funds")[1] in excess of the limits in section 12(d)(1)(A) of the Act [2] and (b) the Funds, any principal underwriter for a Fund, and any broker or dealer registered under the Exchange Act (a "Broker") to sell shares of the Funds to the Investing Funds in excess of the limits of section 12(d)(1)(B) of the Act. Applicants also request an order under sections 6(c) and 17(b) of the Act to exempt applicants from section 17(a) to the extent necessary to permit a Fund to sell its shares to, and redeem its shares from, an Investing Fund.

2.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the Application. Such terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over a Fund through control or in connection with certain services, transactions, and underwritings; (ii) excessive layering of fees; and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A) and (B) of the Act.

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the

---

[1] Applicants request that the relief apply to: (1) each registered, open-end management investment company or series thereof that currently or subsequently is part of the same 'group of investment companies,' within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust and is advised by the Initial Adviser or its successor or any other investment adviser controlling, controlled by or under common control with the Initial Adviser or its successor (each, including the Initial Adviser, an "Adviser") (included in the term 'Funds'); (2) each Investing Fund that enters into a Participation Agreement (as defined in the Application) with a Fund to purchase shares of the Fund; and (3) any principal underwriter to a Fund or Broker selling shares of a Fund. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] Certain of the Funds created in the future may be registered under the Act as open-end management investment companies and may have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices.

proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Jill M. Peterson
                                        Assistant Secretary